Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2026

Monaco – April 29, 2026 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2026 (“Q1 2026”).

I.	PROFITABILITY AND LIQUIDITY

•	Q1 2026 Adjusted Net Income from Continuing operations[1] available to common stockholders[2] of $76.0 million ($0.63 per share).

•	Q1 2026 Net Income from Continuing operations[1] available to common stockholders of $75.3 million ($0.62 per share).

•	Q1 2026 liquidity of $644.4 million[3].

II.	COMMON DIVIDEND INCREASE

Management of the Company announced that it will recommend to the Board of Directors the approval of a dividend increase, beginning with the second quarter of 2026, increasing the quarterly dividend from $0.115 to $0.125 per common share4.

III.	ENTERED INTO 16 SHIPBUILDING CONTRACTS BACKED WITH LONG TERM CHARTERS – INCREMENTAL CONTRACTED REVENUES OF $2.8 BILLION - CONCLUDED FINANCING ON A PRE-POST DELIVERY BASIS FOR ALL 16 VESSELS[5]

(A)   12x 9,200 TEU NEWBUILDS

1 Discontinued operations - Costamare Bulkers Holdings Limited Spin-Off: On May 6, 2025, Costamare completed the spin-off of its dry bulk business (consisting of its dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. (“CBI”)) into a standalone public company, Costamare Bulkers Holdings Limited (NYSE: CMDB). Accordingly, the results of the dry bulk business are presented as discontinued operations in the Company’s consolidated financial statements for all relevant periods presented. Discontinued operations for the three-month period ended March 31, 2025, include the results of the dry bulk business. There are no results of discontinued operations for the three-month period ended March 31, 2026. Accordingly, results of discontinued operations are not comparable between periods.

2 Adjusted Net Income from Continuing operations available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

3 Liquidity includes cash and cash equivalents (including restricted cash) and short-term investments in U.S. Treasury Bills amounting to $19.4 million.

4 The declaration and amount of a dividend is subject to the discretion of the Board and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

5 The shipbuilding contract prices and the related post-delivery time charter rates are denominated in a currency other than US dollars. US dollar amounts presented herein have been translated at the closing exchange rate on April 28, 2026, and are shown for presentation purposes only.

-	Vessels expected to be delivered between Q3 2028 and Q2 2030.

-	Each vessel will commence a 15-year time charter upon delivery with COSCO.

-	Pre- and post- delivery financing for a tenor of 15 years has been arranged for all 12 newbuilds.

(B)   4x 3,100 TEU NEWBUILDS

-	Vessels expected to be delivered between Q4 2027 and Q4 2028.

-	Each vessel will commence an 8-year time charter upon delivery with COSCO.

-	Pre- and post- delivery financing for a tenor of 8 years has been arranged for all four newbuilds.

The 16 newbuilds contribute approximately $2.8 billion in contracted revenues and extend our TEU-weighted fleet employment duration by 1.8 years.

IV.	SALE AND PURCHASE ACTIVITY – SECONDHAND VESSELS

Vessel Acquisitions

-	Agreement for the acquisition of two container vessels built in 2001, each with a capacity of approximately 5,600 TEU.

-	The acquisitions are expected to be completed in Q4 2026, upon which each vessel shall commence a 42-month time charter with a leading liner operator.

-	The acquisitions are expected to be financed with debt and cash on hand.

V.	FLEET EMPLOYMENT[6]

•	97% and 94% of the containership fleet[7] fixed for 2026 and 2027, respectively.

•	Contracted revenues for the containership fleet of approximately $6.2 billion with a TEU-weighted duration of 6.1 years[8].

VI.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Growing leasing platform with 52 shipping assets[9] funded or on a commitment status basis, representing total investments and commitments of more than $675 million, supported by what we believe is a healthy pipeline.

VII.	DIVIDEND ANNOUNCEMENTS

•	On April 2, 2026, the Company declared a dividend of $0.115 per share on the common stock, which is payable on May 5, 2026, to holders of record of common stock as of April 20, 2026.

•	On April 2, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on April 15, 2026, to holders of record as of April 14, 2026.

6 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

7 Calculated on a TEU basis. Includes the two secondhand containerships agreed to be acquired.

8 As of April 28, 2026. Includes the contracted revenues of 22 vessels under construction and the two secondhand containerships agreed to be acquired.

9 Includes assets funded as of April 28, 2026 and contractual commitments as of April 28, 2026.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company generated Net Income of about $75 million. Total liquidity amounted to about $645 million.

Executing on our strategy of renewing the fleet and securing long-term cash flows from high quality counterparties, we have ordered a total of 16 newbuildings from two first-class Chinese shipyards. Twelve of the ships are 9,200 TEUs and four are 3,100 TEUs capacity. The vessels are expected to be delivered between the fourth quarter of 2027 and the second quarter of 2030. Upon delivery all ships will commence long-term charters with Cosco Shipping, with durations of 15 years for the twelve 9,200 TEU ships and 8 years for the four 3,100 TEU vessels.

We are pleased to expand our valued and long-lasting relationship with Cosco through the completion of our latest 16 newbuilding transaction. Incremental contracted revenues from the new charters amount to about $2.8 billion.

The acquisitions will be funded with equity and debt. Pre- and post- delivery financing for a tenor of up to 15 years has been arranged for all 16 ships with two leading Chinese financial institutions.

In addition to the above, we have agreed to acquire two secondhand 5,600 TEU vessels built in 2001. The acquisitions are expected to be completed in Q4 2026, upon which each vessel shall commence a 42-month time charter with a leading liner operator.

As a consequence, total contracted revenues have reached $6.2 billion with a remaining time charter duration of 6.1 years.

In light of the above, management is pleased to recommend to the Board of Directors to increase the quarterly dividend per share from 11.5 cents to 12.5 cents to reward our shareholders as a result of increased cash flows, profitability and visibility. We do not expect this dividend to adversely affect our capacity to continue growing on a healthy basis despite a volatile market environment.”

Financial Summary – Continuing Operations

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026

Voyage revenue	$217,180	$201,558
Accrued charter revenue (1)	$(2,102)	$904
Amortization of time-charter assumed	$(16)	$43
Amortization of deferred revenue	$-	$(3,254)
Voyage revenue adjusted on a cash basis (2)	$215,062	$199,251

Income from investments in leaseback vessels	$5,685	$9,500

Adjusted Net Income available to common stockholders from Continuing operations (3)	$100,304	$76,024
Weighted Average number of shares	119,960,329	120,590,205
Adjusted Earnings per share from Continuing operations (3)	$0.84	$0.63

Net Income from Continuing operations	$111,924	$81,899
Net Income from Continuing operations available to common stockholders	$106,120	$75,286
Weighted Average number of shares	119,960,329	120,590,205
Earnings per share from Continuing operations	$0.88	$0.62

(1) Accrued charter revenue represents the difference between cash received during the period and voyage revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting (i) for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, (ii) amortization of time-charter assumed and (iii) amortization of deferred revenue. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

Exhibit I

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026

Net Income from Continuing operations	$111,924	$81,899
Earnings allocated to Preferred Stock	(5,114)	(5,114)
Non-Controlling Interest	(690)	(1,499)
Net Income from Continuing operations available to common stockholders	$106,120	$75,286
Accrued charter revenue	(2,102)	904
General and administrative expenses - non-cash component	1,472	2,528
Amortization of time-charter assumed	(16)	43
Amortization of deferred revenue	-	(3,254)
Realized loss on Euro/USD forward contracts	218	14
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(5,388)	503
Adjusted Net Income from Continuing operations available to common stockholders	$100,304	$76,024
Adjusted Earnings per Share from Continuing operations	$0.84	$0.63
Weighted average number of shares	119,960,329	120,590,205

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized loss on Euro/USD forward contracts, general and administrative expenses - non-cash component and (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.